SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Schedule TO

(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BROCADE COMMUNICATIONS SYSTEMS, INC.

(Name of Subject Company (issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

111824 108
(CUSIP Number of Class of Securities Underlying Common Stock)

Gregory L. Reyes
Chairman and Chief Executive Officer
Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110
Tel: (408) 487-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Larry W. Sonsini
Katharine A. Martin
John E. Aguirre
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$38,095,180	$3,505	(1)

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 67,328,023 shares of common stock of Brocade Communications Systems, Inc. having an aggregate value of $38,095,180 as of December 9, 2002 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $92 for each $1,000,000 of the value of the transaction.

(1)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits.
SIGNATURE
INDEX TO EXHIBITS
EXHIBIT (A)(1)(I)

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to an offer by Brocade Communications Systems, Inc. to exchange options to purchase an aggregate of 67,328,023 shares of Brocade’s common stock held by eligible employees, whether vested or unvested. This amendment is being filed solely to file an additional exhibit.

Item 12. Exhibits.

     Item 12 is hereby amended to add the following exhibit:

Exhibit
Number	Description

(a)(1)(i)	Employee Presentation.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Brocade Communications Systems, Inc.

/s/ Gregory L. Reyes Gregory L. Reyes Chairman and Chief Executive Officer

Date: December 11, 2002

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(i)	Employee Presentation.